John A. Good PHONE:: (901)543-5901 FAX: (888)543-4644 E-MAIL: JGood@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

December 26, 2012

Via EDGAR and FedEx

Ms. Folake Ayoola

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Trade Street Residential, Inc.
Confidential Draft Registration Statement on Form S-11
Submitted November 9, 2012
CIK No. 0001299901

Dear Ms. Ayoola:

On behalf of Trade Street Residential, Inc. (the “Company” or “Trade Street”) this letter is being submitted to the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Division of Corporation Finance of the Commission (the “Staff”) in a letter dated December 7, 2012 (the “Comment Letter”) with respect to Company’s Confidential Draft Registration Statement on Form S-11 submitted to the Commission confidentially on November 9, 2012 (the “Registration Statement”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments.

The discussion below is presented in the order of the numbered comments in the Comment Letter. References to page numbers in the responses below refer to Amendment No. 1. For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 1, reflecting all changes to the Registration Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

General

1.	Comment: If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Ms. Folake Ayoola

Securities & Exchange Commission

Response: The Company notes the Staff’s comment and is submitting Amendment No. 1 and this letter in accordance with the cited guidance.

2.	Comment: Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Response: The Company has not requested confidential treatment of any information included in this correspondence.

3.	Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company, or anyone authorized on behalf of the Company, has not conducted communications in reliance on Section 5(d) of the Securities Act. The Company supplementally informs the Staff that, in the fall of 2012, the Company did undertake to explore a private placement of its common stock. In connection with the proposed private placement, a brief communication containing certain information about the Company, omitting the Company’s name, was sent to a small number of qualified institutional buyers, as such term is defined under Rule 144A under the Securities Act. Thereafter, several interested qualified institutional buyers received a non-disclosure agreement, which included the Company’s name. The Company did not enter into any such non-disclosure agreement. The Company has not distributed any other materials with respect to the proposed private placement.

4.	Comment: Prior to effectiveness, please file on EDGAR the FINRA no objection letter or have a FINRA staff member call us to confirm FINRA clearance.

Response: Prior to effectiveness, the Company will file on EDGAR the FINRA no objection letter or ensure that a FINRA staff member has called to confirm to the Staff FINRA clearance.

Ms. Folake Ayoola

Securities & Exchange Commission

5.	Comment: Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note the following statements by way of example only:

•	“According to the United States Census Bureau… the number of multifamily permits was approximately 45%,” page 2; and

•	“According to the Office of the Comptroller of the Currency, 40% of banks…,”page 3.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Response: In response to the Staff’s comment, the Company is supplementally delivering to the Staff copies of the materials to support the quantitative and qualitative business and industry data used in the Registration Statement. As requested, the Company has marked the specific language in the supporting materials to highlight the specific information that it believes supports the statement referenced. The Company advises the Staff that the industry reports referenced in the Registration Statement were not prepared specifically for the Company, and the Company did not compensate any third party that prepared the reports other than pursuant to the payment of normal subscription fees required of subscribers generally.

Cautionary Note Regarding Forward-Looking Statements, page 36

6.	Comment: We note that this is your initial public offering. Accordingly, please delete references to the Private Securities Litigation Reform Act of 1995, Section 27 of the Securities Act of 1933 and Section 21E of the Exchange Act or advise.

Response: In response to the Staff’s comment, the Company has deleted references to the Private Securities Litigation Reform Act of 1995, Section 27 of the Securities Act of 1933 and Section 21E of the Exchange Act in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Use of Proceeds, page 37

7.	Comment: Please revise your disclosure to include the information required by Instruction 4 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure to include the information required by Instruction 4 to Item 504 of Regulation S-K, to the extent applicable, in a subsequent submission or filing of the Registration Statement.

Ms. Folake Ayoola

Securities & Exchange Commission

Distribution Policy, page 38

8.	Comment: Please tell us how you determined it is appropriate for you to project your initial dividend distribution. With a view toward disclosure, please illustrate, in tabular format, your 12- month projected cash available for distribution, including the ratio of the projected available cash and the projected dividend. Please also identify the potential sources for distributions.

Response: The Company respectfully submits that it has not projected an initial dividend distribution rate. As reflected in the Company’s updated disclosure on page 38, the Company declared a dividend for the third quarter 2012 of $0.000507 per share, payable on December 31, 2012 to stockholders of record as of December 26, 2012. Based on this dividend for the third quarter, the Company’s current annual dividend rate is $0.002 per share, prior to adjustment for the reverse stock split to be effected prior to the completion of the offering. The Company’s senior management team has substantial experience with the Operating Properties both prior to and following the recapitalization. Therefore, the Company believes it is appropriate to disclose to prospective investors its historical dividends as declared by the Company since its recapitalization. The Company also believes that it has provided meaningful disclosure on page 38 of Amendment No. 1 under the heading “Distribution Policy” to apprise potential investors of the risks and uncertainties relating to the Company’s ability to pay future distributions. We also refer the Staff to the risk factors on page 18 addressing our ability to pay future dividends.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

9.	Comment: We note your disclosure that the Trade Street Company is the accounting acquirer in the recapitalization. Since Trade Street Company is not a legal entity and cannot be the accounting acquirer, please expand your disclosure to identify one of the entities included in the Trade Street Company as the accounting acquirer. Furthermore, please provide us with the analysis of how you determined that the entities included in the Trade Street Company were under common control; please address the various entities separately.

Response: Based on the analysis appearing below, the Company believes Trade Street Investment Advisers, LLP (“TSIA”) is the accounting acquirer in the recapitalization. The Contribution Agreement dated April 23, 2012, as amended (the “Contribution Agreement” or “Contribution Transaction”) was executed among Trade Street Properties Fund I, LP (“TSPFI”), BCOM Real Estate Fund, LLC (“BREF”), Trade Street Capital, LLC (“TSC”), Feldman Mall Properties Inc. (“FMP”) and Feldman Equities Operating Partnership, LP. In the Contribution Agreement, TSPFI and BREF contributed to Trade Street Operating Partnership, LP, a newly-organized Delaware limited partnership (the “New OP”) all of the membership or other equity interests in entities that owned certain operating multifamily apartment communities and certain undeveloped land (collectively, the “Contributed Multifamily Assets”) in exchange for common and preferred stock in

Ms. Folake Ayoola

Securities & Exchange Commission

FMP, now Trade Street Residential, Inc. Additionally, TSC and its owners contributed to the New OP 100% of the membership or partnership interests in TSIA, Trade Street Property Management, LLC (“TSPM”) and TS Manager, LLC (“TSM”) in exchange for common and preferred units of limited partnership interest in the New OP (“OP Units”). These businesses provided certain advisory and property management services to BREF and TSPFI.

FMP was formed and completed its initial public offering in 2004. Until 2008, FMP’s common stock was listed on the New York Stock Exchange, at which time FMP’s common stock was delisted by the New York Stock Exchange, FMP ceased being a reporting company with the SEC, and FMP’s entire senior management team left FMP. At the time of the Contribution Transaction, FMP owned a single parcel of undeveloped land having a value of less than $1 million (the property was later sold for net proceeds of approximately $850,000), cash in the amount of $23,000, liability claims for legal and other professional fees substantially in excess of the cash on hand, and had a single part-time employee who was responsible for liquidation of FMP’s remaining assets. As such time, the FMP shares were (and continue to be) traded on the OTC Pink market.

We reviewed applicable sections of ASC 805. Even though it is not authoritative we also reviewed paragraph 12100 of Topic 12 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”), and the Company concluded that the Contribution Transaction should be accounted for as a reverse recapitalization as opposed to a business combination within the scope of ASC 805. Paragraph 12100 of the Financial Reporting Manual states:

“The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.”

ASC 805-10-55-14 states that “in a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities . . .” The Company evaluated the factors under ASC 805-10-55, specifically relative assets contributed to the combined venture, the percentage of the registrant’s common stock held by the various constituents after the transaction and which entity’s management team and board comprise the management team and board after the transaction.

Ms. Folake Ayoola

Securities & Exchange Commission

•

The entities that contributed assets to FMP and the New OP received a combination of equity interests in FMP amounting to more than 97% of the outstanding voting common stock and 100% of the preferred stock of FMP after the Contribution Transaction.

•	Of the entities that were contributed to the REIT, the largest number of OP units, which are convertible into shares, held after the transaction was by the former owner of TSIA.

•

Upon consummation of the Contribution Transaction, the management team responsible for managing the contributed assets became the management team of FMP, and 6 of 7 board members were selected by the contributors of the Contributed Multifamily Assets. At the time of the Contribution Agreement, the general partner of TSPFI and the managing member of BREF were, and continue to be, owned by Michael and Heidi Baumann (the “Baumanns”). The limited partners of TSPFI and remaining members of BREF, third-party ERISA pension fund investors, do not exercise any control over TSPFI or BREF. The Baumanns are also the sole owners of TSC, which was the parent of TSPM and TSM, two of the three contributed operating businesses. The remaining contributed operating business, TSIA, was owned by the Baumanns and an entity controlled by the Baumanns.

Trade Street Company is comprised of the Operating Properties, the Development Properties, TSM, TSIA and TSPM based on the common management and control, directly or indirectly, by the Baumanns. For the reasons set forth above, specifically the appointment of management and the board of directors as well as the holding of OP units, which are convertible into shares, following the transaction, TSIA is deemed to be the accounting acquirer. The Company has reflected this change throughout Amendment No. 1.

Historical Results of Operations, page 52

Comparison of Years Ended December 31, 2011 to December 31, 2010, page 53

10.	Comment: Please expand your discussion to address the asset impairment losses incurred during the periods. Also, expand your disclosure on page F-35 to comply with the disclosure requirements of ASC 805-10-50-5. Discuss the reasons for the measurements and describe the valuation techniques and significant assumptions utilized to determine fair value of the assets.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the comparison of the years ended December 31, 2011 to December 31, 2010 in Amendment No. 1 to discuss the Company’s impairment losses, and the Company additionally advises the Staff of the following:

Investments in real estate loans are classified as impaired when, in the opinion of management, and through review of independent appraisals, there is reasonable doubt as to the timely collection of principal and interest. The Company ceases accruing interest on real estate loans that are classified as impaired. The carrying value, if classified as impaired, is reduced to its net realizable value and an allowance for loan losses is recognized. Based upon annual appraisals of the collateral, the carrying

Ms. Folake Ayoola

Securities & Exchange Commission

value of the loan to Venetian Ft. Myers Associates, LLC was $11 million as of December 31, 2011 and 2010, respectively. The Company has recorded an allowance for loan loss of approximately $15,415,124 and $15,355,663 as of December 31, 2011 and 2010, respectively. The Company recorded an impairment loss related to this real estate loan of approximately $59,000 and $588,000 at December 31, 2011 and 2010, respectively, to reduce the carrying value to net realizable value.

Real estate assets are evaluated annually, or upon the occurrence of significant adverse changes in operations, to assess whether any impairment indicators are present that affect the recovery of the recorded value. If real estate assets are considered to be impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. During the years ended December 31, 2011 and 2010, management recorded an impairment loss of $414,000 and $736,000, respectively, in order to adjust land, buildings, improvements and other capitalized costs of impaired properties to their fair value at those dates. The impairments related to the Master’s Cove, Maitland and MTC-East properties. Fair values were determined based on property appraisals performed by independent MAI certified appraisers using the cost, sales comparison, or income approach in conjunction with internally developed valuation models.

Cash Flow, page 56

11.	Comment: To the extent possible, please revise your discussion to provide a quantitative summary of your anticipated sources and uses of cash.

Response: The Company advises the Staff that it has provided a summary of its anticipated short-term and long-term liquidity needs after the completion of this offering on page 55 of Amendment No. 1. The Company respectfully submits that it is unable to further project its sources and uses of cash following the completion of this offering at this time, and due to the variety of factors that may affect any such projections, as described on page 55 of Amendment No. 1, the Company does not believe such projections would be useful to investors.

Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011, page 56

12.	Comment: We note that the Accounts payable and accrued expenses balance increased significantly in the first six months of 2012. Please expand your disclosure in the liquidity section to describe the reasons for this increase, to the extent that the disclosure is still applicable after you update your financial statements.

Response: In response to the Staff’s comment, the Company notes that the reason for the increase is a direct result of the expenses incurred to complete the reverse recapitalization of the former Feldman Mall Properties. The Company has expanded the disclosure in the liquidity section to describe the reasons for the increase in accounts payable and accrued expenses as of September 30, 2012, as warranted, as set forth on page 56 of Amendment No. 1.

Ms. Folake Ayoola

Securities & Exchange Commission

Funds from Operations, page 59

13.	Comment: Please tell us why you have not included an adjustment for asset impairment losses when calculating FFO for the years ended December 31, 2011 and 2010. The calculation on page 59 appears to be inconsistent with your definition of FFO.

Response: The Company respectfully submits that the adjustments for asset impairments were inadvertently omitted. In response to the Staff’s comment, the disclosure on page 59 of Amendment No. 1 has been adjusted to illustrate the appropriate level amounts of the impairments.

Net Operating Income, page 60

14.	Comment: We note that you define NOI as total property revenues less total property operating expenses. In that regard, please tell us why you have not adjusted net loss for the impact of advisory fees when calculating NOI.

Response: The Company respectfully submits that Trade Street Residential, Inc. is an internally managed REIT and accordingly does not assess its properties an advisory fee. Accordingly no adjustment is made when calculating NOI.

15.	Comment: Please revise your disclosure to clarify what “other expenses” entails.

Response: In response to the Staff’s comment, the Company has revised the disclosure labeled “Interest and other expenses, net” of page 60 of Amendment No. 1 to more specifically refer to interest expense. In the event that there are other expenses to report, the Company will create a separate line item to disclose other expenses, net.

Business and Properties, page 67

16.	Comment: Please revise your disclosure to provide the anticipated completion date, costs incurred to date (if applicable) and budgeted costs for the land investments or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 71 to disclose costs incurred to date as of September 30, 2012 and to disclose that completion dates and budgeted costs for the Land Investments have not yet been determined.

Index to Financial Statements, page F-1

17.	Comment: Please tell us why you have not provided audited financial statements for Terrace at River Oaks under Rule 3-14 of Regulation S-X. Also, please tell how you evaluated the need to file financial statements for the acquisition disclosed on page F-24 that is expected to close before December 31, 2012. Clarify if you consider that acquisition to be probable and if there are any other probable acquisitions at this time.

Ms. Folake Ayoola

Securities & Exchange Commission

Response: The Company intends to include audited financial statements for Terrace at River Oaks prior to effectiveness and has revised page F-1 to include the audited financial statements. The acquisition disclosed on page F-24 of the Registration Statement closed on December 13, 2012. However, the property, Westmont Commons, does not meet the 10% significance test under Rule 3-14 of Regulation S-X and, as the Company has completed no other insignificant acquisitions during 2012 and has no probable insignificant acquisitions pending at this time, the Company respectfully submits that audited financial statements for the property are not required by Rule 3-14 of Regulation S-X.

The Company advises the Staff that it completed the acquisition of the Estates at Millenia property on December 3, 2012 for a purchase price of approximately $46 million, as described under “Recent Developments” on page 6 of Amendment No. 1. Construction of the property was completed in June 2012, leasing began in May 2012 and the property remains in the lease-up phase. Occupancy as of September 30, 2012 was approximately 62.6%, and current occupancy is approximately 77.8%. The Company acknowledges that the acquisition is individually significant under Rule 3-14 of Regulation S-X, but believes it qualifies for the exception for new construction, as set forth in Section 2330.10 of the Financial Reporting Manual, which provides that where a registrant acquires a property that is newly constructed and no prior rental history exists, financial statements are not required. The property had minimal rental history between May and September 2012 from which to provide financial statements, and during such period the property was, and continues to be, in the lease-up phase. The Company believes that such limited rental history during the property’s lease-up phase would not provide investors with meaningful information regarding the continuity or predictability of cash flows for the property. As a result, the Company has not provided financial statements for the Estates at Millenia property.

The Company also advises the Staff of two additional acquisitions that are probable at this time, as described under “Recent Developments” on page 6 of Amendment No. 1. On October 29, 2012, the Company entered into an agreement to purchase a property that is currently under construction for a purchase price of $37.3 million. The acquisition is expected to close upon completion of the property, which is expected to occur during the fourth quarter of 2013. On November 16, 2012, the Company entered into an agreement to purchase a multifamily community for $35.8 million. The property began leasing in August 2012 and remains in the lease-up phase. The property was approximately 8% occupied as of September 30, 2012. The acquisition is expected to close in March 2013. While the Company acknowledges that each of these acquisitions is probable and individually significant, these properties have no or only de minimis rental history. Therefore the Company believes that no financial statements are required pursuant to the exception to Rule 3-14 for new construction, as cited above.

The Company advises the Staff that if additional acquisitions occur or become probable prior to effectiveness, it will include audited financial statements for such properties in the Registration Statement as required by Rule 3-14 of Regulation S-X.

Ms. Folake Ayoola

Securities & Exchange Commission

Unaudited Financial Information, page F-2

18.	Comment: Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response: The Company has included unaudited financial information for the nine months ended September 30, 2012 in compliance with Rule 3-12 of Regulation S-X.

Condensed Consolidated Statement of Stockholders’ Equity, page F-5

19.	Comment: It appears that you recorded the costs of recapitalization against equity. Please tell us your basis for this accounting treatment; specifically address your consideration of expense treatment for the excess of the costs over the amount of cash acquired from the recapitalization.

Response: In response to the Staff’s comment, the Company has reconsidered its accounting treatment for the costs of recapitalization and has revised that treatment to expense all costs in excess of the cash acquired from the recapitalization. An amount equal to the cash acquired was recorded in equity.

Note H – Stockholders’ Equity, page F-21

Redemption of Noncontrolling interests, page F-23

20.	Comment: We note that you did not make the scheduled payment due on September 15 to the noncontrolling interest holder of four of your subsidiaries. Please expand your disclosure to discuss the implications of this non-payment. For instance, disclose if the equity interest will revert back to the former owner in the case of non-payment. In addition, please expand your liquidity explain your intent and ability pay this obligation in the future.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-16 of Amendment No. 1 to provide additional disclosure regarding non-payment and our intent and ability pay this obligation in the future.

Note J – Subsequent Events, page F-24

Sunnyside Loan, page F-24

21.	Comment: Please explain your relationship to BSP/Sunnyside, LLC and disclose your intent and ability to acquire the delinquent Sunnyside loan, or conversely, if you intend to let this property go into foreclosure proceedings.

Response: BSP/Sunnyside, LLC (“Sunnyside”) was a subsidiary of BCOM Real Estate Fund LLC, a contributor of entities under the Contribution Agreement in the Contribution Transaction described above. Currently, Sunnyside is a subsidiary of BCOM Real Estate Fund, LLC Liquidating Trust, a stockholder of the Company. Sunnyside was not contributed to the Company in the Contribution Transaction. On

Ms. Folake Ayoola

Securities & Exchange Commission

October 2, 2012, Sunnyside executed a Settlement Stipulation with its mortgage lender that provided Sunnyside or its assignee the option, for a non-refundable fee of $150,000, to acquire its delinquent loan (with a principal balance of $4,497,031 as of September 30, 2012) from the lender within 120 days of the date of the Settlement Stipulation for the net amount of $1,450,000, after a credit of the $150,000 paid for the option. The Settlement Stipulation provides that if the option is exercised within 120 days of the date of the Settlement Stipulation, the lender will not take any further legal action to enforce its rights under the note and mortgage. If the option is not exercised within the requisite time period, Sunnyside will stipulate to the entry of a final judgment of foreclosure. On October 2, 2012, the Company paid the $150,000 non-refundable fee and Sunnyside assigned the option to the Company. The Company intends to, but has not yet exercised its rights under the option. In response to the Staff’s comment, the Company has revised its disclosure on page F-17 of Amendment No. 1. The Company advises the Staff that it does not intend to use proceeds from this offering to acquire the loan.

Part II

Item 33. Recent Sale of Registered Securities, page II-1

22.	Comment: Please revise to disclose the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page II-1 of Amendment No. 1 to state that the entities that received the Company’s securities in the recapitalization transaction were “accredited investors” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

Index to Exhibits

23.	Comment: We note that you intend to file by amendment the “form of” certain exhibits. Please advise us if you will not be filing the final, executed agreements prior to effectiveness of the registration statement.

Response: The Company respectfully advises the Staff that the Company does not intend to enter into Exhibits 10.11, 10.12 or 10.13 until after completion of the offering. As such, the Company is not able to file final, executed agreements prior to the effectiveness of the Company’s Registration Statement for those exhibits. The Company also does not intend to file executed copies of Exhibit 1.1 pursuant to Item 601(b)(1) of Regulation S-K or Exhibit 10.10 in reliance on the Instructions to Item 601(b)(10) of Regulation S-K. The Company understands that, pursuant to Instruction 1 to Item 601 of Regulation S-K, it will not be permitted to incorporate by reference to any “form of” agreements and, as such, intends to file a Form 8-K with executed agreements within four business days of entering into any such agreements that it intends to incorporate by reference into the Company’s subsequent filings.

24.	Comment: Please submit copies of your tax and legal opinions to allow us sufficient time to review such documents.

Ms. Folake Ayoola

Securities & Exchange Commission

Response: In response to the Staff’s request, the Company has supplementally provided drafts of the legal and tax opinions as Exhibit A and Exhibit B to this letter, respectively.

*     *     *     *

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ John A. Good
John A. Good

cc:	Michael D. Baumann, Trade Street Residential, Inc.
Bert Lopez, Trade Street Residential, Inc.
Daniel M. LeBey, Esq., Hunton & Williams LLP

Exhibit A

Legal Opinion

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

            , 2012

Trade Street Residential, Inc.

Suite 800

19950 West Country Club Drive

Aventura, Florida 33180

Re:     Registration Statement on Form S-11 (File No. 333-            )

Ladies and Gentlemen:

We have served as Maryland counsel to Trade Street Residential, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to             shares (the “Shares”) of common stock, $.01 par value per share, of the Company (including up to             Shares which the underwriters in the Offering (as defined herein) have the option to purchase solely to cover over-allotments), to be issued by the Company in a public offering (the “Offering”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Third Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

Trade Street Residential, Inc.

            , 2012

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation contained in Article VI of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Registration Statement, the Resolutions and any other resolutions adopted by the Board or a duly authorized committee thereof relating to the Shares, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of

Trade Street Residential, Inc.

            , 2012

Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Exhibit B

Tax Opinion

Draft Copy

The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900	Bass, Berry & Sims PLC

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Trade Street Residential, Inc.

19950 West Country Club Drive, Suite 800

Aventura, FL 33180

Re: Trade Street Residential, Inc.’s Qualification as a Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as counsel to Trade Street Residential, Inc., a Maryland corporation (“Trade Street”), in connection with the offer and sale of shares of Trade Street’s common stock, par value $0.01 per share, pursuant to a registration statement on Form S-11 filed on even date herewith (the “Registration Statement”), which contains the related prospectus (the “Prospectus”). You have requested our opinion regarding certain U.S. federal income tax matters.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documentation and information provided by Trade Street as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, Trade Street has provided us with, and we are relying upon, a certificate containing certain factual representations and covenants of a duly authorized officer of Trade Street (the “Officer’s Certificate”) relating to, among other things, the actual and proposed operations of Trade Street, Trade Street Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”), and the entities in which either holds, or has held, a direct or indirect interest (collectively, the “Company”).

For purposes of this opinion, we have not independently verified the facts, statements, representations and covenants set forth in the Officer’s Certificate or in any other document. In particular, we note that the Company has engaged in, and may engage in, transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. Consequently, we have relied on Trade Street’s representations that the facts, statements, representations and covenants presented in the Officer’s Certificate and other documents, or otherwise furnished to us, accurately and completely describe all material facts relevant to our opinion. We have assumed that all such facts, statements, representations and covenants are true without regard to any qualification as to knowledge, belief or intent. Our opinion is conditioned on the continuing accuracy and completeness of such facts, statements, representations and covenants. We are not aware of any facts inconsistent with such facts, statements, representations and covenants. Any material change or inaccuracy in the facts, statements, representations and covenants referred to, set forth, or assumed herein or in the Officer’s Certificate may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed that each of the documents has been duly authorized, executed and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended subsequent to our review. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion also is based on the correctness of the following assumptions: (i) Trade Street, the Operating Partnership and each of the other entities comprising the Company have been and will continue

Trade Street Residential, Inc.

to be operated in accordance with the laws of the jurisdictions in which they were formed and in the manner described in the relevant organizational documents, (ii) there will be no changes in the applicable laws of the State of Maryland or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed and (iii) each of the written agreements to which the Company is a party will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (the “Regulations”), administrative rulings and other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States of America to the extent specifically referred to herein. In addition, we express no opinion on any issue relating to Trade Street, other than as expressly stated below.

Based on the foregoing and subject to the other qualifications and limitations included herein, we are of the opinion that:

1. Trade Street has been organized and has operated in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 2009 through December 31, 2011, and Trade Street’s organization and current and proposed method of operation will enable it to continue to qualify for taxation as a REIT for its taxable year ending December 31, 2012 and in the future.

2. The statements contained in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” insofar as such statements constitute matters of law, summaries of legal matters, or legal conclusions, fairly present and summarize, in all material respects, the matters referred to therein.

Trade Street’s continued qualification and taxation as a REIT depend upon its ability to meet, through actual annual operating results, certain requirements relating to the sources of its income, the nature of its assets, its distribution levels, the diversity of its stock ownership and various other qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of Trade Street’s operations for the current taxable year or any future taxable years will satisfy the requirements for taxation as a REIT under the Code.

This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue. We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for the current taxable year or any future taxable years will satisfy the requirements for qualification and taxation as a REIT.

Trade Street Residential, Inc.

The foregoing opinion is based on current provisions of the Code and the Regulations, published administrative interpretations thereof, and published court decisions. The IRS has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification and taxation. No assurance can be given that the law will not change in a way that will prevent Trade Street from qualifying as a REIT.

The foregoing opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinion is rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. This opinion letter speaks only as of the date hereof. We undertake no obligation to update any opinion expressed herein after the date of this letter. This opinion letter has been prepared in connection with the filing of the Registration Statement on the date hereof and may not be used for any other purpose without our express written consent.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. We also consent to the references to Bass, Berry & Sims PLC under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.

Sincerely,